QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements as at July 31, 2007 of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”). All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of November 22, 2007.

1.2	Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Inc. (“HDI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities. However, the Company does not have the right to require HDI to bring to the Company all corporate opportunities which come to HDI's attention.

Since February 2005, the Company has traded on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the company’s shares trade on the over the counter bulletin board under the symbol QRMRF.PK.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2007	2006	2005

Current assets	$712,910	$1,114,030	$687,280
Mineral property interests	1	1	1
Total assets	712,911	1,114,031	687,281

Current liabilities	14,408	16,664	12,659
Shareholders’ equity	698,503	1,097,367	674,622
Total liabilities and shareholders’ equity	$712,911	$1,114,031	$687,281

Operations	Year ended	Year ended	Year ended
	July 31	July 31	July 31
	2007	2006	2005

Legal, accounting and audit	$21,689	$40,290	$35,505
Mineral property investigations	325,856	–	27,125
Office and administration	89,607	82,247	66,864
Regulatory, trust and filing	23,326	22,228	18,523
Subtotal	460,478	144,765	148,017
Foreign exchange gain	(25,873)	(53,106)	(47,485)
Interest income	(35,741)	(26,201)	(15,127)
Loss for the year	$398,864	$65,458	$85,405

Basic and diluted loss per share	$0.03	$0.01	$0.01

Weighted average number of common shares
outstanding	13,399,426	12,322,741	11,694,601

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31		Apr 30	Jan 31	Oct 31
	2007	2007	2007	2006	2006		2006	2006	2005

Current assets	$712,910	$705,130	$706,089	$1,116,620	$1,114,030		$1,133,713	$652,357	$693,187
Mineral property interests	1	1	1	1	1		1	1	1
Total assets	712,911	705,131	706,090	1,116,621	1,114,031		1,133,714	652,358	693,188

Current liabilities	14,408	14,234	6,392	16,617	16,664		1,379	12,658	16,163
Shareholders’ equity	698,503	690,897	699,698	1,100,004	1,097,367		1,132,335	639,700	677,025
Total liabilities and
shareholders’ equity	712,911	705,131	706,090	1,116,621	1,114,031		1,133,714	652,358	693,188

Working capital	698,502	690,896	699,697	1,100,003	1,097,366		1,132,334	639,699	677,024

Expenses
Conference and travel	–	777	–	–	–		–	–	–
Foreign exchange loss (gain)	(25,089)	(36,548)	43,790	(8,026)	12,683		(21,974)	(21,820)	(21,995)
Interest income	(7,259)	(6,688)	(10,312)	(11,482)	(11,605)		(5,003)	(5,209)	(4,384)
Legal, accounting and audit	–	18,044	3,189	456	16,019		630	22,948	693
Mineral property
investigations	–	–	325,856	–	–		–	–	–
Office and administration	20,810	24,286	30,104	13,630	14,637		17,404	28,351	21,855
Regulatory, trust and filing	3,932	8,930	7,679	2,785	3,234		4,511	13,055	1,428
(Income) loss for the period	$(7,606)	$8,801	$400,306	$(2,637)	$34,968	$	(4,432)	$37,325	$(2,403)

Basic and diluted
loss (income) per share	$0.00	$0.00	$0.03	$0.00	$0.00		$0.00	$0.00	$0.00

Weighted average number
of common shares
outstanding (thousands)	13,399	13,399	13,399	13,399	12,323		11,960	11,889	11,889

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the year ended July 31, 2007 was $398,864. This compares with a loss of $65,458 for the year ended July 31, 2006. The increased loss was due to significant mineral property investigation costs incurred during the year (2007 – $325,856; 2006 – $nil). Such costs were mainly incurred in India, where the Company focused its efforts in 2007 at finding a suitable mineral exploration property. Mineral property investigation costs in 2007 consisted primarily of $153,000 for geological wages, services and supplies, along with $116,000 for conferences and travel.

The Company recorded a foreign exchange gain of $25,873, compared with a gain of $53,106 in the prior year. The Company recorded gains on its Canadian dollar cash holdings, due to a rise of approximately $0.04 in the Canadian dollar over the twelve months ended July 31, 2007.

Interest income for the year ended July 31, 2007 was $35,741, compared with $26,201 in 2006, due mainly to a higher monthly average cash balance and an increase in interest rates.

1.6	Liquidity

At July 31, 2007, the Company had working capital of approximately $698,502 (2006 – $1,097,366) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to such private placement financings and also upon the exercise of warrants. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company had no commitments for capital expenditures as at July 31, 2007.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common with the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. For the year ended July 31, 2007, the Company paid HDI $417,768 (2006 – $69,407) for such services.

Exploration advances to and from HDI have occurred in the normal course of business, due to in-progress and near-term planned project investigation and administrative work. There are no specific terms of repayment.

1.10	Fourth Quarter

The net income for the quarter ended July 31, 2007 was $7,606 compared to a net loss of $34,968 in the comparable quarter in fiscal 2006. The improved quarterly results were due to lower fourth quarter expenditures year on year, combined with a foreign exchange gain of approximately $25,000 in the current quarter, versus a foreign exchange loss of $12,000 in the fourth quarter of 2006.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on August 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements. Section 3865 sets out when hedge

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. The Company is currently evaluating the full impact of the standards and will be required to present a new statement entitled “Comprehensive Income”.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements. Section 1506 is applicable for the Company beginning August 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

QUARTZ MOUNTAIN RESOURCES LTD.
YEAR ENDED JULY 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 22, 2007, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			13,399,426

Warrants			–

1.15.3	Internal Control Over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the year ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the year ended July 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.